Advanced Series Trust
For the fiscal period ended 06/30/11
File number 811-5186

SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders


Shareholder Meeting Date:  March 30, 2011:

To approve an increase in the investment management fee rate paid to Prudential Investments LLC and AST Investment
Services, Inc. by the AST Aggressive Asset Allocation
Portfolio (to be renamed the AST Wellington Management Hedged
Equity Portfolio).

Affirmative    34,473,268.454    66.309%
Against       15,631,679.827    30.067%
Abstain        1,884,123.348    3.624%

Total           51,989,071.629    100.000%



Shareholder Meeting Date:  March 30, 2011:

To approve an Agreement and Plan of Reorganization (the "Agreement and Plan"), by and between The Prudential
Series Fund, on behalf of SP Growth Asset Allocation Portfolio (the "Target Portfolio"), and Advanced Series Trust, on behalf of AST BlackRock Global Strategies Portfolio (the "Acquiring Portfolio") and the transactions contemplated thereby, including (i) the transfer of all of the assets of the Target Portfolio to the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all of the liabilities of the Target Portfolio in exchange for full and fractional shares of the Acquiring Portfolio (the "Acquiring Portfolio Shares"), (ii) the distribution of Acquiring Portfolio Shares to the shareholders of the Target Portfolio according to their respective interests in complete liquidation of the Target Portfolio, and (iii) the dissolution of the Target Portfolio as soon as practicable after the Closing (as defined in the Agreement and Plan), all upon and subject to the terms of the Agreement and Plan.

Affirmative    80,542,049.769    88.877%
Against       3,496,350.609    3.585%
Abstain        6,582,805.408    7.264%

Total           90,621,205.786    100.000%




Shareholder Meeting Date:  March 25, 2011:

To approve or disapprove a Plan of Reorganization of Advanced Series Trust (the "Plan of Reorganization") on behalf of the AST Neuberger Berman Small-Cap Growth Portfolio (the "Target Portfolio") and the AST Federated Aggressive Growth Portfolio (the "Acquiring Portfolio") and the transactions contemplated thereby, including (i) the transfer of all of the assets of the Target Portfolio to the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all of the liabilities of the Target Portfolio in exchange for full and fractional shares of the Acquiring Portfolio (the "Acquiring Portfolio Shares") , (ii) the distribution of Acquiring Portfolio Shares to the shareholders of the Target Portfolio according to their respective interests in complete liquidation of the Target Portfolio, and (iii) the dissolution of the Target Portfolio as soon as practicable after the Closing (as defined in the Plan of Reorganization), all upon and subject to the terms of the Plan of Reorganization.

Affirmative    14,192,233868     90.511%
Against       547,364.360     3.491%
Abstain        940,463.573     5.998%

Total           15,680,061.801   100.000%